News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend

TORONTO, May 25, 2005 – The Board of Directors of Bank of Montreal today declared a quarterly dividend of 46 cents a share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2005, unchanged from the previous quarter.

For the current quarter, the board also declared a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of US 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

The dividend on the common shares is payable August 30, 2005 to shareholders of record on August 5, 2005. The dividends on the preferred shares are payable August 25, 2005 to shareholders of record on August 5, 2005.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452

Internet: www.bmo.com